SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

US UNWIRED INC.

(Name of Subject Company)

US UNWIRED INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90338R104

(CUSIP Number of Class of Securities)

Thomas G. Henning

General Counsel and Corporate Secretary

901 Lakeshore Drive

Lake Charles, Louisiana 70601

(337) 436-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

James J. Clark, Esq.	Anthony J. Correro III, Esq.
W. Leslie Duffy, Esq.	Louis Y. Fishman, Esq.
Cahill Gordon & Reindel LLP	Correro Fishman Haygood Phelps
80 Pine Street	Walmsley & Casteix, L.L.P.
New York, New York 10005	201 St. Charles Avenue, 46th Floor
(212) 701-3000	New Orleans, Louisiana 70170
(504) 586-5252

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

US Unwired Inc., a Louisiana corporation (the “Company” or “US Unwired”), hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on July 15, 2005, and amended on August 1, 2005, with respect to the tender offer by UK Acquisition Corp., a Louisiana corporation (“Purchaser”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”), to purchase all of the outstanding shares of the common stock of the Company, par value $0.01 per share (the “Company Common Stock”), at a purchase price of $6.25 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2005 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the “Offer”).

Item 4. The Solicitation or Recommendation.

In Item 4, the paragraph under the subsection “Background of the Transaction.—Certain Litigation” is hereby amended by adding the following immediately after the sixth sentence of such paragraph:

In its post-trial filings with the Court, the Company requested single damages (before trebling as required by law) of approximately $294 million for RICO violations or, in the alternative, contract damages of approximately $180.3 million, as well as $14.3 million for other amounts owed by Sprint. Sprint denied that it owed any monies to the Company and sought $34 million in contract damages on its counterclaim against the Company. Given the stay of the litigation described below, the Court has not awarded any monies to the Company or Sprint.

Item 8. Additional Information.

(a) In Item 8, the paragraph under the subsection “Louisiana Public Service Commission Approval” is hereby amended by adding the following at the end of such paragraph:

This 15-day period has elapsed without any intervention. The Company and Sprint await the receipt of a letter of non-opposition from the Louisiana Commission.

(b) In Item 8, the first paragraph under the subsection “Certain Litigation” is hereby amended by adding the following at the end thereof:

Following consummation of the Merger, this shareholder derivative action, as well as the state court shareholder derivative action filed by Stephen Morris (which is currently stayed by agreement of the parties), may be dismissed, thereby eliminating all derivative claims filed against the executive officers and directors in those actions. Plaintiffs in those cases have not specified the total damages they seek, but they have requested a disgorgement of any profits made on alleged insider sales of approximately $13 million of Company Common Stock during the period May 23, 2000 through August 13, 2002. As a general rule, under Delaware law, a merger extinguishes the standing of the target corporation’s shareholders to pursue derivative actions that they have brought on behalf of the target corporation. These actions, however, may not be subject to Delaware law or follow the Delaware general rule.

(c) In Item 8, the second paragraph under the subsection “Certain Litigation” is hereby amended by replacing the word “plaintiff” with the word “Feyler” in the first sentence thereof and by deleting the last two sentences thereof and replacing them with the following:

On August 3, 2005, the motion for leave to amend to assert the putative class claims described above was granted. The day before, Plaintiff filed a motion for a temporary restraining order relating to these additional claims. No date has yet been set for the court to hear the motion for a temporary restraining order.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

US UNWIRED INC.

By:	/s/ Jerry E. Vaughn
Name: Jerry E. Vaughn
Title: Chief Financial Officer

Dated: August 4, 2005

2